EXHIBIT B


PINNACLE FUND, LLLP
654 Broadway, Suite 5 | New York, New York 10012
 Telephone (212) 614-8952 | Facsimile (646) 390-6784


May 4, 2009

VIA OVERNIGHT DELIVERY AND FACSIMILE

Management and Board of Directors
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

Re:	Recommendation to Officers and Directors to Abandon Going-Private
Proposal

Dear Management and the Board of Directors:

We appreciate that certain of you took the time to meet with us, the several large investors in Forgent Networks, Inc. ("ASUR" or the "Company"), including Pinnacle Fund, LLLP ("Pinnacle"), last Monday, April 27, 2009.

After having met with you and digested your positions, we remain more concerned than ever with the Company's future. We believe the decisions being made by the Company will destroy the remaining shareholder value.

We write now for three reasons: (i) to explain the imprudence of the going-private proposal; (ii) strategic steps the Company can instead implement to maximize shareholder value; and (iii) the next corporate governance steps we intend to undertake, including a proxy fight, if the Company remains on its current unwise course.

I.	The Imprudence of Going Private Proposal

We urge the board to immediately abandon the go-private strategy.

First, the strategy is likely to be doomed in any event. It is our belief that the plan will be rejected by the shareholders, based on the negative reaction of the Company's major shareholders who attended the April 27 meeting.
Although management indicated at the meeting that it assumed most other shareholders favored going private, it was clear at the meeting that management's only basis was an absence of any express objection to date. We believe the silent majority - when duly informed - will not endorse management and the Board's proposal, and we will loudly voice our concerns to the other shareholders, consistent with applicable law. We believe that the only shareholders who support the current decisions of ASUR's board and management team are, in fact, ASUR's board and management team, with their aggregate 2.3% estimated common stock ownership (which we note was less than each of the four shareholders present at the meeting last Monday).

Second, the going-private strategy is a substantively poor, imprudent decision. The proposed- going private transaction hurts shareholder liquidity, wastes corporate funds and will not provide sufficient savings to restore profitability. A simple financial analysis demonstrates that the Company will not be more profitable after going private.

A.	Hurts Shareholder Liquidity - Reverse Stock Split Instead

Delisting from NASDAQ is a drastic and unnecessary step that hurts shareholder value. Management's steps to reduce or eliminate a public market for ASUR shares make the Company's securities illiquid, less attractive investments. Shareholders currently benefit from the information that the Company provides pursuant to Securities and Exchange Commission reporting obligations. Going private would reduce the flow of information to shareholders and insulate the board and management from accountability to shareholders. Rather than willingly go private, the Company should make best efforts to avoid delisting by effecting a reverse stock split to drive the Company's stock price back above the $1.00 threshold required by NASDAQ regulations.

B.	Wastes More Corporate Funds

The proposed going-private transaction is exorbitantly expensive given the Company's current stock price. The Company intends to spend approximately $500,000 to buyout the Company's small-lot shareholders at a price of $0.36 per share. This is a gross premium to the Company's current stock price of less than $0.18 per share. At our April 27 meeting, management indicated its agreement that the premium was excessive, but contended that the cost to re-price the transaction outweighed the appropriate price change. Management's analysis is misguided. The correct solution is not re-pricing but abandoning the entire going-private concept.

C.	Many Other Opportunities To Realize Cost Savings

If management's goal is to cut overhead costs, we strongly concur. ASUR's current corporate overhead, which apparently exceeds $4 million annually, is inexplicable. The Company's out-of-touch management was unable to adequately account for these wasteful expenses at our recent meeting (to which ASUR's chief executive officer and chief financial officer arrived one to two hours late). Unfortunately, management has overstated the cost savings attributable to going private. The Company's proxy statement for the special meeting suggest going private would save $1,069,000 annually, largely through reductions in audit and legal fees, directors and officers insurance premiums and internal staffing costs. In fact, these costs are more directly related to mismanagement rather than being a NASDAQ-listed company. For example, ASUR, as a $5 million microcap company simply should not be engaging the likes of Ernst & Young LLP for auditing. Likewise, we believe the Company can obtain effective legal counsel for significantly less than what it pays Winstead PC, inclusive of the $150-180,000 ASUR's CFO indicated Winstead was paid annually for confirming and advising on ASUR's SEC filings. ASUR's D&O policy (indicted to be one third of the cost savings) expires in the near-term and can be re-priced at a materially lower level while ASUR remains a public company. Furthermore, much of the Company's listing and compliance fees could be easily be offset by eliminating expensive, poorly performing managers. For example, Richard Snyder, the Company's chairman, president and CEO who intends to step down anyway if the going private transaction is completed, should be removed effective immediately, at a savings of at least $125,000 in the next six months.

D.	Financial Analysis

Management has stated publicly that it believes going private will make the Company profitable by the end of 2009. However, a simple analysis of the Company's revenue and expenses shows this is highly improbable. At our recent meeting, Jay Peterson, ASUR's chief financial officer indicated that by going private the Company would reduce its quarterly operating costs to $3 million. Mr. Peterson also expected 4% growth for the next three quarters, which - assuming we begin with a stronger rebound to $2.7 million in this April quarter (this is our assumption) - would mean ASUR would achieve $3.1 million in revenues per quarter by the end of 2009. Assuming the Company could achieve an 80 percent gross margin, which is higher than its current rate, ASUR would still report a $500,000 EBITDA loss per quarter [by the end of 2009]. To achieve EBITDA profitability, the Company's quarterly revenues will need to increase versus the Company's most recent quarterly revenue level by at least 56 percent to $3.75 million per quarter - 20 percent more than the trajectory predicted by Mr. Peterson's math.

II.	Alternative Strategic Steps To Maximize Shareholder Value

As an outline of a meaningful strategy that would set the Company on the right track, please consider the following:

	-	Replacing the Company's CEO and CFO for cause;
	-	Terminating the engagement of Ernst & Young as the Company's
	auditors and Winstead PC as outside counsel and hiring more cost effective professional services;
	-	Realigning the Company's D&O policies with the Company's actual
	needs;
	-	Reassessing the profitability of the Company's activities and
	terminating those activities with low return on investment potential;
	-	Implementing a reverse stock split to establish a stock price
	of at least $1.00 so that the Company can maintain NASDAQ compliance;
	and
	-	Commencing a stock repurchase program to provide shareholder
	liquidity while maximizing stockholder value.

III.	Next Corporate Governance Steps By Pinnacle

Pinnacle is unwilling to let ASUR's stockholder value further deteriorate. The Company must abandon its misguided go-private strategy and take substantive action to achieve profitability. As you are aware, we have requested copies of the Company's stockholder list in order to solicit proxies against each of the items to be voted on at the upcoming special stockholder meeting. As you also know, at the Company's overdue annual meeting, we plan to nominate directors who will in good faith take all required actions to lead ASUR effectively. We urge you to call this annual meeting immediately so that the Company's shareholders can exercise their rights under Delaware law, without the need for judicial intervention, inclusive of our compelling such meeting under Section 211 of Delaware law. As our efforts are focused solely towards enhancing shareholder value before it is destroyed, you should know neither Pinnacle, Red Oak, nor any of its affiliated funds will seek to represent a majority of the board or of the nominated slate.

			*	*	*

We would still like to work with the Company's current board and management to address and resolve our concerns. But unless the board and management withdraw from this go-private proposal and map out a workable strategy to restore profitability, our ability to work together appears limited and a proxy fight more inevitable.

We look forward to hearing your timely response to the above.

			Sincerely,
			PINNACLE FUND, LLLP

			By:	PINNACLE PARTNERS, LLC,
				its general partner

				By:	RED OAK PARTNERS, L.P.,
					its general partner

					By: ______________________________
					    David Sandberg, Managing Member

cc: Corporate Secretary